NO ACT

PE 01/29/2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025413

Received SEC

FEB 29 2012

Washington, DC 20549

February 29, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-29-12

Jimmy Yang
Merck
jimmy.yang5@merck.com

Re: Merck & Co., Inc.
Incoming letter dated January 20, 2012

Dear Mr. Yang:

This is in response to your letter dated January 20, 2012 concerning the shareholder proposal submitted to Merck by William Steiner. We also have received letters on the proponent's behalf dated January 29, 2012 and February 6, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 29, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Merck & Co., Inc.
Incoming letter dated January 20, 2012

The proposal relates to written consent.

We are unable to concur in your view that Merck may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that the proof of ownership statement was provided by a broker that provides proof of ownership statements on behalf of its affiliated DTC participant. Accordingly, we do not believe that Merck may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Merck & Co., Inc. (MRK)
Written Consent
William Steiner

Ladies and Gentlemen:

This further responds to the January 20, 2012 company request to avoid this established rule 14a-8 proposal.

The company admits it did not provide a copy of SLB 14F.

The company letter said that Mr. Sterner can confirm whether a particular broker is a DTC participant by checking a website. "TD Ameritrade," is listed on the very website the company referred him to.

And even had the company forwarded SLB 14F to the proponent, there is no SLB 14F text that states that a DTC participant cannot delegate the preparation of a letter to an entity in the same corporate family.

And once Merck promptly received the "TD Ameritrade" letter the company had no question for Mr. Steiner although the company was well aware that this was the first year that SLB 14F was in effect.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner
Jimmy Yang <jimmy.yang5@merck.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 29, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Merck & Co., Inc. (MRK)
Written Consent
William Steiner

Ladies and Gentlemen:

This responds to the January 20, 2012 company request to avoid this established rule 14a-8 proposal.

SLB 14F, which significantly further burdens proponents, was issued at the very beginning of the peak rule 14a-8 proposal submittal period. Thus proponents had to do the best they could to meet SLB 14F requirements without the benefit of any no action request precedents. Plus this very recent SLB 14F did not provide any specific warning that an affiliated DTC in the same corporate family would be considered a different corporate entity for SLB 14F purposes.

If a proponent indeed needs two letters from affiliated corporate entities under SLB 14F then there should also be some extension in the 14-day limit. SLB 14F should not be allowed to further burden proponents without a corresponding time extension.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: William Steiner
Jimmy Yang <jimmy.yang5@merck.com>

Office of Corporate Staff Counsel

Merck
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100
T 908 423 1000
F 908 735 1218
merck.com

MERCK

January 20, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal from William Steiner

Ladies and Gentlemen:

Merck & Co., Inc., a New Jersey corporation ("Merck" or the "Company"), received a shareholder proposal (the "Proposal") from William Steiner (the "Proponent"), for inclusion in the proxy materials for the Company's 2012 Annual Meeting of Stockholders (the "Proxy Materials").

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and supporting statements from the Proxy Materials and the reasons for the omission. The Company intends to file its definitive Proxy Materials with the Commission on or after April 10, 2012. Accordingly, pursuant to Rule 14a-8(j), this letter is being timely submitted (not less than 80 days in advance of such filing).

SUMMARY

We believe that the Proposal may properly be excluded from our Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's request for that information.

BACKGROUND

On December 13, 2011, the Company received a faxed letter dated November 2, 2011 from the Proponent which included a shareholder proposal for inclusion in the Company's Proxy Materials. The letter also appointed John Chevedden as the Proponent's designee (the "Designee"). The Proponent requests the Company's Proxy Materials include the following proposal:

> Resolved, Shareowners request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit 1. Proponent did not include documentary evidence of ownership of Company securities sufficient to satisfy the requirements of Rule 14a-8(b).

On December 19, 2011, within 14 days of receiving the Proposal and after confirming that the Proponent did not appear in the Company's records as a shareholder, the Company sent a letter, along with a copy of Rule 14a-8, to the Proponent and his Designee requesting proof of ownership sufficient to satisfy the requirements of Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit 2. The Deficiency Notice explained how the Proponent could comply with Rule 14a-8 and requested the Proponent or its Designee to reply within 14 days of receipt of the Company's letter. On December 20, 2011, the Company received by fax a letter from Proponent's broker, TD Ameritrade. A copy of the letter is attached hereto as Exhibit 3.

ANALYSIS

The Proposal May Be Excluded Pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1)

Rule 14a-8(b) requires that a Proponent must continuously have held at least $2,000 in market value, or 1%, of the stock entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission (and must continue to hold those securities through the date of the meeting).

Staff Legal Bulletin No. 14 places the burden of proving these ownership requirements on the Proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." The Staff has consistently granted no action relief with respect to the omission of a proposal when a Proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice pursuant to Rule 14a-8(f). *See* Unocal Corporation (avail. February 25, 1997), Motorola., Inc. (avail. September 28, 2001), Actuant Corporation (avail. October 16, 2001), H.J. Heinz Co. (avail. May 23, 2006), Yahoo! Inc. (avail. March 29, 2007), IDACORP, Inc. (avail. March 5, 2008) and Wendy's/Arby's Group, Inc. (March 19, 2009). Staff Legal Bulletin No. 14F ("SLB 14F") has clarified the Staff's position on proof of ownership letters and stated such letters must come from the "record" holder of the Proponent's shares, and that only Depository Trust Company ("DTC") participants are viewed as record holders of securities that are deposited at DTC.

The Proponent did not include verification of his stock ownership with the submission of his Proposal. After the Company reviewed its stock records and confirmed that the Proponent was not a record holder of Company shares, it sent the Deficiency Notice within 14 days of receipt of the Proposal outlining the eligibility requirements of Rule 14a-8(b) and of the required time frame during which the Proponent must provide a response. The Deficiency Notice specifically stated, in accordance with SLB 14F, that unless share ownership could be verified via filings with the Commission, the Proponent would need to submit a written statement from the "record" holder of the securities. Furthermore, the Deficiency Notice stated:

> Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Only DTC participants will be viewed as "record" holders of securities that are deposited at DTC. You or William Steiner can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the internet at:
>
> http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf
>
> If William Steiner's broker or bank is not on DTC's participant list you or William Steiner will need to obtain proof of ownership from the DTC participant through which the securities are held. This information should be available by asking William Steiner's broker or bank. If the DTC participant knows William Steiner's broker's or bank's holdings, but not William Steiner's, the ownership requirement may be satisfied by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year from the date of the proposal – one from the broker or bank confirming William Steiner's ownership and the other from the DTC participant confirming William Steiner's broker or bank's ownership;

On December 20, 2011, the Company received a fax from TD Ameritrade (the "Broker Letter"), a copy of which is attached hereto as Exhibit 3. The footer on the Broker Letter states:

> TD Ameritrade, Inc., member FINRA/SIPC/NFA. TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank.

None of TD Ameritrade, Inc., TD Ameritrade IP Company, Inc. or The Toronto-Dominion Bank are DTC participants according to the DTC participant list. The Broker Letter indicates that the relevant shares are held with TD Ameritrade Clearing, Inc., which is a DTC participant, however, the letter supplied to the Company to verify Proponent's requisite stock ownership for the requisite period did not come from TD Ameritrade Clearing, Inc. The Deficiency Notice clearly stated that if the Proponent's broker or bank is not a DTC participant, then the requirement could be satisfied by two letters, one from the broker or bank and the other from the DTC participant.

The Staff previously has granted no-action relief in circumstances where the wrong entity provided information intended to satisfy the informational requirements of Rule 14a-8. For example, in *Coca-Cola Company* (February 4, 2008) the SEC granted no-action relief under Rule 14a-8(b) where the entity identified in the proof of ownership from the Proponent was different than the entity that had submitted the proposal – the proposal was submitted by The Great Neck Capital Appreciation LTD Partnership, however the broker's letter related to ownership by The Great Neck Capital Appreciation Investment Partnership, L.P. Similarly, in *Energen Corp.* (Feb. 22, 2011), the SEC granted no-action relief with respect to a proposal submitted by the Calvert

Group on behalf of affiliated funds with similar names, but that were separate entities and where the Calvert Group, but not the funds, provided representations about the funds' plans to hold company shares through the date of the company's annual meeting of stockholders. See also *Chesapeake Energy Corp.* (Apr. 1, 2010) (granting no-action relief under Rule 14a-8 where an investment adviser submitted stockholder proposals on behalf of accounts of affiliated funds).

Similar to the situations addressed by these no-action letters, the documentation that the Proponent has provided to the Company under Rule 14a-8(b) comes from an entity that cannot provide documentation that satisfies the requirements of Rule 14a-8. In each of the letters noted above, the SEC granted no-action relief.

Additionally, SLB 14F states:

> The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

Because the Company's Deficiency Notice described proof of ownership in a manner consistent with SLB 14F and because the Broker Letter was not from a DTC participant, the Company is entitled to exclude the Proposal in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials for the reasons set forth herein.

If you have any questions or require any further information, please contact me by phone at 908-423-5744 or my email at jimmy.yang5@merck.com. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,

Jimmy Yang
Legal Director

EXHIBIT 1

William Steiner

FISMA & OMB Memorandum M-07-16

Office of the Secretary

DEC 13 2011

Mr. Richard T. Clark
Chairman of the Board
Merck & Co., Inc. (MRK)
One Merck Drive
Whitehouse Station, NJ 08889

Dear Mr. Clark,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
(PH: ***FISMA & OMB Memorandum M-07-16*** at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

William Steiner 12/12/11
Date

cc: Celia A. Colbert
Corporate Secretary
PH: 908 423-1000
PH: 908 735-1246
FX: 908 735-1253
Debra Bollwage <debra_bollwage@merck.com>
Senior Assistant Secretary
FX: 908-735-1224

[MRK: Rule 14a-8 Proposal, December 13, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. It would be best to adopt this proposal in the least wordy manner possible.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

We had too many directors (18) – unwieldy board concern and potential for CEO dominance. Our auditors received 39% of their Merck pay for non-audit work. One director had failed attendance. One director had 16% in negative votes.

Director William Harrison had responsibilities on the New York Stock Exchange board during the tenure of its "legendary" CEO Dick Grasso. The New York State Attorney General sued Mr. Grasso for the return of the $140 million he was paid by the New York Stock Exchange. Nonetheless Mr. Harrison was still on our executive pay (!) and nomination committees.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

EXHIBIT 2

Office of Corporate Staff Counsel

Merck
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100
T 908 423 1000
F 908 735 1218
merck.com

MERCK

(VIA OVERNIGHT DELIVERY)

December 19, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

On December 13, 2011, we received a letter from Mr. William Steiner, submitting a shareholder proposal for inclusion in the proxy materials for the 2012 Annual Meeting of Shareholders. The letter appointed you as the designee for the proposal.

Rule 14a-8(b) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires proponents establish continuous ownership of at least $2,000 in market value, or 1%, of Merck & Co., Inc. ("Merck") securities entitled to be voted on the proposal at Merck's Annual Meeting of Shareholders for at least one year from the date of submission.

A search of company records could not confirm that William Steiner is a registered holder of Merck securities and William Steiner's letter did not provide information with respect to this requirement. If William Steiner wishes to proceed with the proposal, within 14 calendar days of your receipt of this letter, you or William Steiner must respond in writing and provide us with documentation evidencing William Steiner's continuous ownership of at least $2,000 in market value of Merck securities for at least one year from the date of submitting the proposal by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank), verifying that, at the time the proposal was submitted, William Steiner continuously held the securities in the requisite amount for at least one year. Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Only DTC participants will be viewed as "record" holders of securities that are deposited at DTC. You or William Steiner can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the internet at:

  http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf

  If William Steiner's broker or bank is not on DTC's participant list you or William Steiner will need to obtain proof of ownership from the DTC participant through which the securities are held. This information should be available by asking

William Steiner's broker or bank. If the DTC participant knows William Steiner's broker's or bank's holdings, but not William Steiner's, the ownership requirement may be satisfied by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year from the date of the proposal – one from the broker or bank confirming William Steiner's ownership and the other from the DTC participant confirming William Steiner's broker or bank's ownership; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting William Steiner's ownership of shares as of or before the date on which the one-year eligibility period begins and William Steiner's written statement that he has continuously held the required number of shares for the one-year period as of the date of the statement.

If the holding requirement cannot be satisfied, in accordance with Rule 14a-8(f), Merck will be entitled to exclude the proposal. In the event it is demonstrated that William Steiner has met the holding requirement, Merck reserves the right, and may seek to exclude the proposal in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety. If you or William Steiner should have any questions, you may contact me at (908) 423-5744. Please direct all further correspondence regarding this matter to my attention.

Very truly yours,

Jimmy Yang
Legal Director

cc: William Steiner

FISMA & OMB Memorandum M-07-16

EXHIBIT 3

TD Ameritrade

Post-it® Fax Note 7671	Date 12-20-11 # of pages ▶
To Jimmy Yang	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 908-735-1215	Fax #

December 20, 2011

William Steiner

FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear William Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

CVS Caremark (CVS)
Merck & Company (MRK)
NASDAQ OMX Group (NDAQ)
R.R. Donnelley & Sons (RRD)
URS Corporation (URS)

In the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in ***FISMA & OMB Memorandum M-07-16*** since November 09, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Sifring
Research Specialist
TD Ameritrade